UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 11, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI - DEALING IN SECURITIES BY AN EXECUTIVE
DIRECTOR

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU
JSE Bond Company Code - BIANG
11 May 2018
NEWS RELEASE
DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an executive director has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66.
The resignation of AngloGold Ashanti Chief Executive Officer Mr Srinivasan Venkatakrishnan was
announced on 16 April 2018, as well as his intention to remain in his role until 30 August 2018. In terms of the rules of the AngloGold Ashanti share incentive plans, all share awards granted to an employee lapse if not exercised by the date of the employee's departure from the company.
During 2014 and 2015, Mr Venkatakrishnan opted to convert his 2013 cash retention bonus and 2014 Bonus
Share Plan cash bonus on a pre-tax basis into AngloGold Ashanti shares which resulted in the conversion of
118,428 AngloGold Ashanti shares. These shares were restricted until retirement, or resignation, or termination of employment, or any corporate activity resulting in a change of control or death, whichever came first ("the Restricted Shares"). As Mr Venkatakrishnan has now resigned the restriction has been lifted and he is able to take ownership of the Restricted Shares. A portion of the Restricted Shares has been sold to cover the tax liability as detailed below.
In advance of his scheduled departure from AngloGold Ashanti, Mr Venkatakrishnan has, therefore, opted to:
●    exercise all categories of vested share awards granted to him since 2010
(499,469 AngloGold Ashanti shares); and
●    sell sufficient AngloGold Ashanti shares to cover his tax costs in respect of the exercise of the Vested
Share Awards and the Restricted Shares (279,073 AngloGold Ashanti shares)
Exercise of Vested Share Awards
Name of executive director S Venkatakrishnan
Name of company AngloGold Ashanti Limited
Date of transaction 10 May 2018
Nature of transaction Off market exercise of Vested Share Awards
Class of security Ordinary shares
Number of shares exercised 499,469
Exercise price per share R110.6729
Value of transaction R55,277,682.6901
Extent of interest Direct beneficial
Prior clearance to deal Obtained

Related taxes have been paid by the Executive Director by selling a portion of the shares as detailed below:
Sale of shares to settle tax costs
The net impact resulting from the transactions above is that Mr Venkatakrishnan will retain 463,203
AngloGold Ashanti shares (including the balance of the Restricted Shares after the disposal to settle the relevant tax costs and AngloGold Ashanti shares held in his personal portfolio), which he will continue to own as an investment. Mr Venkatakrishnan will forfeit all share awards that have not yet vested.
ENDS
11 May 2018
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Investor and Media Contacts
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 JSE share code: ANG CUSIP: 035128206 NYSE share code: AU
Website: www.anglogoldashanti.com
Name of executive director S Venkatakrishnan
Name of company AngloGold Ashanti Limited
Date of transaction 10 May 2018
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in the exercise of the Vested Share Awards and the
Restricted Shares
Class of security Ordinary shares
Number of shares sold 279,073
Average price of shares sold R110.5862
Lowest price of shares sold R109.5500
Highest price of shares sold R112.0000
Value of transaction (excluding
brokerage and other fees)
R30,861,622.5926
Extent of interest Direct, beneficial
Prior clearance to deal Obtained

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: May 11, 2018
By: /s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance